Mail Stop 4720

May 26, 2010

Scott R. Pancoast
Chief Executive Officer
Lpath, Inc.
6335 Ferris Square, Suite A
San Diego, California 92121

> **Re:** **Lpath, Inc.**
> **Post-Effective Amendment No. 4 to**
> **Registration Statement on Form S-1 filed March 30, 2006**
> **Filed May 7, 2010**
> **File No. 333-132850**

Dear Mr. Pancoast:

We have completed our review of your post-effective amendment no. 4 to the registration statement on Form S-1 filed March 30, 2006, and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Jeff Thacker, Esq.
DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, California 92121